Cornerstone Income Fund, Inc.
10 N. Post, Suite 325
Spokane, Washington 99201
(800) 763-7305

April 24, 2003

VIA EDGAR

Ms. Karen Garnett
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Cornerstone Income Fund, Inc.
  Registration No. 333-98655

Dear Ms. Garnett:

        On behalf of Cornerstone Income Fund, Inc., we respectively request that the above referenced registration statement on Form S-11 be immediately withdrawn in accordance with Rule 477(b). The registration statement is being withdrawn due to changing market conditions causing the offering to no longer be marketable to investors.

        No securities have been sold in connection with the offering.

        If you have any questions or need additional information, please do not hesitate to contact the undersigned.

Sincerely,
/s/ David L. Guthrie
David L. Guthrie, Chairman of the Board and Chief Executive Officer